Array BioPharma Inc.

3200 Walnut Street

Boulder, Colorado 80301

Confidential Treatment Requested by Array Biopharma Inc.

Pursuant to Rule 83 of the Freedom of Information Act

May 1, 2009

By EDGAR and Federal Express

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Re:	Array BioPharma Inc.
Annual Report on Form 10-K filed August 15, 2008
File Number: 001-16633

Array BioPharma Inc. (the “Company,” “Array,” “us,” “our” or “we”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to Mr. R. Michael Carruthers on April 14, 2009 regarding the above-captioned Annual Report on Form 10-K (the “Form 10-K”). The Staff’s letter follows the Company’s letter dated March 17, 2009 responding to the comments of the Staff set forth in its letter dated March 4, 2009 (the “Prior Comment Letter”) regarding the Form 10-K.

The Company’s responses to the Staff’s comments are set forth below and, for ease of reference, we have reproduced your comments followed by the Company’s responses. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K.

Once the Staff has reviewed the response set forth below, the Company would welcome the opportunity to discuss any additional questions the Staff may have.

*****

Comment:

Item 1. Business, page 1

Partnered Discovery and Development Programs, page 5

1.              You state in response to prior comment one that you have requested confidential treatment for several of the agreements that are the subject of our comments.  We often grant confidential treatment for individual milestone payments but are not willing to grant confidential treatment for aggregate milestone payments under an agreement.  Please revise the description of your agreements with Eli Lilly, Genentech and InterMune to disclose the remaining aggregate potential milestone payments under each agreement.

Response:

The Company acknowledges the Staff’s comment and will include the amount of the aggregate remaining potential milestone payments under our agreements with Eli Lilly, Genentech and InterMune in future filings.

Comment:

Intellectual Property, page 15

2.              We note the concerns discussed in your response to prior comment two, however, the expiration date of each material patent is material to your business.  Please revise to disclose by product the expiration date(s) of the material patent(s) underlying those products.

Response:

We note the Staff’s comment, but respectfully disagree that the expiration date of each patent is material to our business. All of our programs are in the early stages of drug discovery and none have been approved for marketing or sale. The Company does not believe that the expiration dates of its patents, or any of its individual patents, is material to investors as they are not necessarily an accurate indication of the duration of market exclusivity. Moreover, there are tremendous uncertainties facing any drug in gaining regulatory approval and gaining regulatory approval is a very lengthy process, typically involving 10 to 12 years.  In the early stages of drug development, the likelihood of obtaining marketing approval is remote, and therefore the duration of any eventual market exclusivity is not material until closer to the time at which it becomes more certain that market approval may be granted.  In addition, as discussed below, there are a number of ways in which market exclusivity can be obtained, and the Company would not rely solely on its existing patents and patent applications to confer marketing exclusivity on any of its drugs if they are eventually approved for marketing and sale. For these reasons, the Company does not believe that the expiration dates of its existing

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patents, and arguably the patents themselves, are material and disclosing such information does not provide investors with meaningful information.

Indeed, such information could be misleading as an indicator of the duration of market exclusivity.  Although the expiration date of a particular patent is relevant, it is only one factor in the determination of the duration of market exclusivity enjoyed for a particular drug after it reaches the market.  Market exclusivity can be provided by multiple sources, which vary according to jurisdiction, and is often affected by decisions made later in the development process. As a result, the duration of market exclusivity is very difficult to predict during the early stages of development.  In the United States, for example, such exclusivity can be obtained through one or more issued patents. It can also be conferred in various forms under the Food, Drug and Cosmetic Act:  for example, a company receiving marketing authorization for a new chemical entity is provided five years of market exclusivity; a drug developed for use in certain smaller indications, can receive seven years of market exclusivity in that indication; and development of a drug for pediatric indications can provide an additional period of market exclusivity.  In addition to patent protection that might exist in individual countries of the European Union, EU pharmaceutical law provides a certain time period during which a generic manufacturer may not seek marketing approval based on data submitted by an innovator drug company; this time period may be extended by, for example, conducting a clinical trial in pediatric patients.  Any of these non-patent exclusivities may extend beyond the expiration of patent protection for a drug.

Although the Company intends to avail itself of all appropriate means of market exclusivity, it is impossible to determine at this stage of development what those means will be and what the likely period of market exclusivity would be for any particular drug.  Non-patent exclusivity, if available, may commence as of the date marketing authorization is received — which will likely vary by jurisdiction — or it may commence later.  Similarly, the expiration date of a pharmaceutical patent cannot be ascertained with certainty in the early stages of drug development.  In general, patents expire twenty years after the application is filed.  Under this rule, no Company patent covering a drug currently under development will expire before 2023.  In the United States, that term may be extended, possibly by years, based on patent office delay in examining the application prior to grant; additionally, up to five years’ further extension is available for a patent covering a drug based on the amount of time required to gain marketing approval from the FDA.  The Company also intends to seek patent protection for all inventions it makes relating to each drug, potentially extending the period of market exclusivity beyond the expiration of the first-filed patent covering the drug. As a result, we do not believe providing the patent expiration dates for any of our patents would provide investors with meaningful information.

Additionally, having to disclose the current, unadjusted or extended expiration date would identify the patent or patent application that contains a clinical candidate.  For reasons described in our response to prior comment two, having to identify material patents would signal to a competitor the most promising chemical series for the applicable target and possibly identify the actual clinical candidate. This information could in turn be used by our competitors to gain an unfair competitive advantage over

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us. In addition, as we noted in our response to prior comment two, based on a review of the SEC filings of comparable publicly-traded competitors, our disclosure is consistent with the level of disclosure regarding intellectual property protection provided by these companies. As a result, requiring the Company to provide more detailed information would put the Company at a competitive disadvantage.

Therefore, for the reasons described above, we do not believe that the expiration dates of each of our patents is material to investors and should therefore be disclosed in our future filings. We acknowledge the Staff’s comment, however, and concur that disclosing that none of the Company’s patents covering drugs currently under development will expire prior to 2023 would indicate that no such patent is scheduled to expire prior to the time that we would anticipate a determination as to whether the applicable drug would receive required regulatory approvals. Accordingly, we propose including this disclosure in our future filings.

Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 36

Cost of Revenue and Research and Development for Proprietary Drug Discovery, page 38

3.              Please refer to your response to comment three and your proposed disclosures.  Please revise your disclosure contained in the critical accounting policies section of MD&A to clarify whether costs are currently being incurred equally for all four compounds.  Please clarify in your disclosure that Celgene is economically motivated and therefore likely to exercise its option with respect to two of the four programs.

Response:

We note for the Staff that costs for each of the four programs under the agreement with Celgene are not necessarily incurred equally for all four programs.  Because each of the programs is in a different stage of development, the costs incurred with respect to the compound typically vary from the costs associated with the other programs in any particular quarter.  In addition, we note the Staff’s comment with respect to disclosure concerning the likelihood that Celgene will exercise its option with respect to two of the four programs.  Accordingly, in our future filings we will revise our disclosure beginning in the second paragraph of the section entitled “Cost of Revenue and Research and Development for Proprietary Drug Discovery” in the critical accounting policies section of MD&A (which appears on page 38 of the Form 10-K) as follows:

Where our collaboration agreements provide for us to conduct development of drug candidates, and for which our partner has an option to obtain the right to conduct further development and to commercialize a product, we attribute a portion of our research and development costs to Cost of Revenue based on the

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percentage of total programs under the agreement that we conclude is likely to be selected by the partner.  These costs may not by incurred equally across all programs. In addition, we continually evaluate the progress of development activities under these agreements and if events or circumstances change in future periods that management reasonably believes would make it unlikely that a collaborator would exercise an option with respect to the same percentage of programs, we will adjust the allocation accordingly.

For example, we granted to Celgene an option to select compounds from up to two of four programs developed under the collaboration and have concluded that Celgene is currently likely to exercise its option with respect to two of the four programs.  Accordingly, we report costs associated with the Celgene collaboration as follows:  50% to cost of revenue, with the remaining 50% to research and development for proprietary drug discovery.  See Note 6 to the accompanying Financial Statements for a further discussion of this transaction.

Comment:

Item 11. Executive Compensation

Compensation Discussion and Analysis, incorporated from page 25 of the proxy statement

Elements of Our Compensation Program, incorporated from page 27 of the proxy statement

4.              We note in your response to comment five.  Please note, without disclosing the targets to the staff it is not possible for us to determine whether confidential treatment is appropriate.  Please revise your analyses to tell us what the targets are and the specific harm you may suffer if these targets are disclosed.  Please note that you may request confidential treatment for portions of your analysis pursuant to Rule 83.

Response:

As we noted in our response to comment five in the Prior Comment Letter, we omitted the specific minimum, target and stretch goals for each performance metric in reliance on Instruction 4 to Item 402(b) of Regulation S-K, which permits the omission of targets to the extent they constitute confidential commercial or financial information in accordance with the standards set forth under Exemption 4 of the Freedom of Information Act (“FOIA”). Following further consideration of the Staff’s comment five below, we will disclose the financial targets under the performance bonus program in our future filings. We continue to strongly believe, however, that the performance targets relating to discovery research goals, development goals and partnering goals with respect to new out-licensing transactions constitute confidential commercial or financial information, for the reasons discussed below, and that, therefore, the information may be properly withheld from public access under Exemption 4 of the FOIA.

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Competitive Harm from Disclosure of Discovery Research Goals

[***

***] [Confidential Treatment Request No. 1]

The determination of the discovery research targets in a fiscal year takes into account the Company’s research priorities and strategies, based on assumptions derived from confidential business information. In particular, in setting the targets, the Compensation Committee considers strategic decisions to advance particular research programs, expectations relating to the timing of preclinical trials and related regulatory filings and approvals, strategic decisions relating to the allocation of company resources devoted to discovery programs and the Company’s internal assessment as to the discovery programs the Company considers most promising.

In determining whether to advance discovery programs into later stage development, the Company considers many factors, including the results of pre-clinical studies, the likelihood of regulatory approval, anticipated costs of development, the Company’s other development priorities, potential indications for a compound, the size of potential market opportunities, the presence or absence of other competing therapies on the market or in development. [***]

[***] [Confidential Treatment Request No. 2]

Disclosure of the development targets and our performance relative to the targets would also reveal confidential business information to our potential out-licensing partners concerning the progress of a program we are attempting to out-license in relation to other programs. [***]

[***] [Confidential Treatment Request No. 2]

The Company acknowledges the Staff’s comment, however, and proposes to disclose in its future filings the numerical targets reflected in the table above without reference to the specific programs reflected in the notes to the table. We believe this disclosure would provide investors with meaningful information with respect to the nature of the targets, the scope of the performance expectations relating to the portion of the bonus compensation tied to these targets and how difficult the targets are to achieve, but would not require the Company to disclose highly confidential information with respect to individual discovery programs.

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Competitive Harm from Disclosure of Development Goals

[***] [Confidential Treatment Request No. 3]

As with the discovery research goals, the development goals identify specific and highly confidential strategic goals and priorities relating to the Company’s development programs. [***] [Confidential Treatment Request No. 4]

In addition, disclosure of the targets even on a historical basis would provide the Company’s competitors and potential out-licensing partners with information about the Company’s strategies that could be used to gain a competitive advantage over us. The competition among biotech and pharmaceutical companies in many of the markets in which our drugs are competing is intense. There is often a narrow window of opportunity to establish novel therapeutics, and biotech and pharmaceutical companies closely monitor the initiation and progress of drug development activities by competitors. [***] [Confidential Treatment Request No. 4]

Lastly, while the fiscal year to which performance measures relate might be completed by the time the Company prepares its proxy statement relating to that fiscal year, the Company’s strategy does not necessarily change at the end of each fiscal year, and therefore disclosure even after the end of the year can provide significant information to competitors.

As with the discovery targets, however, the Company proposes to disclose in its future filings the numerical targets reflected in the table above without reference to the specific programs reflected in the notes to the table. We believe this disclosure would provide investors with meaningful information with respect to the nature of the targets, the scope of the performance expectations relating to the portion of the bonus compensation tied to these targets and how difficult the targets are to achieve, but would not require the Company to disclose highly confidential information with respect to individual development programs.

Competitive Harm from Disclosure of Partnering Goals

[***] [Confidential Treatment Request No. 5]

[***] [Confidential Treatment Request No. 6] As a result, disclosing these target amounts even on a historical basis would provide our potential licensing partners with benchmarks that they could use to their advantage in negotiations with us, which would put the Company at a serious competitive disadvantage.

Conclusion

As we discussed in our response to the Prior Comment Letter, we believe the terms for which confidential treatment is requested is as narrowly tailored as possible, and substantially all of the other terms of the performance bonus plan would otherwise be

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available for public review. The Company believes that the information about the performance bonus plan the Company is proposing be disclosed is sufficient, taken together with the other information in the Company’s proxy statement and other public filings, to enable stockholders and potential investors to reasonably evaluate the Company’s executive compensation program and decisions. In the Company’s view, the portion of the targets for which the Company is seeking confidential treatment would not provide stockholders and investors with a greater understanding of the operation of the performance bonus plan or the range of payouts under the plan. Accordingly, the Company believes that this request to keep such information confidential strikes the appropriate balance between the interests of the Company and the public and that their disclosure is not necessary to assure adequate public information about the performance bonus plan.

Conversely, disclosure of the targets may in fact be detrimental to the interests of stockholders and prospective investors since, as discussed above, third parties may be able to use this information to gain an unfair advantage over the Company in developing, producing or marketing competitive products and otherwise utilizing the information to their competitive advantage. Moreover, should the staff require disclosure, we will review the Performance Bonus Plan with the Compensation Committee and may have to make significant changes to the Performance Bonus Plan design in the future. These actions would be taken despite the success the design of the Plan has historically had in motivating management and the rest of the Company’s employees who participate in the Plan to realize the Company’s most important strategic goals. If we were required to disclose the specific discovery, development and partnering goals, the Compensation Committee will consider making changes to the targets to make them less specific or to make all or a part of the Plan discretionary for the Named Executive Officers to prevent the disclosure of competitively sensitive information. We believe such a change would not be in the interests of stockholders and would not achieve the purposes of the Plan to encourage performance against specific pre-defined goals.

5.              We have reviewed your response to prior comment five.  Your analysis does not support your conclusion that you will suffer competitive harm if the financial goals are disclosed.  We are generally only willing to grant confidential treatment for financial goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information.  Please disclose the minimum, target and stretch goal established for the financial goals or provide us with an analysis as to how competitors could use the information to your disadvantage.

Response:

We have considered the Staff’s comment and will disclose in the Compensation Discussion and Analysis section of future filings the minimum, target and stretch financial goals established for the completed fiscal year under the Company’s performance bonus plan.

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6.              In your response to prior comment five, we note your reference to your disclosure that 95% of the target level goals were achieved.  It appears that this percentage aggregates the level of achievement of the four goals.  Please expand to separately disclose whether, and to what extent, each financial, discovery research, development and partnering goal was achieved.

Response:

We note the Staff’s comment and will include in the Compensation Discussion and Analysis section of future filings additional disclosure relating to whether, and to what extent, each of the financial, discovery research, development and partnering goals were achieved.

*****

Please do not hesitate to call the undersigned at (303) 381-6663 if you have further comments or if you require any additional information.

Sincerely,

/s/ R. Michael Carruthers

R. Michael Carruthers
Chief Financial Officer

cc:	Robert E. Conway, Chief Executive Officer
Gil J. Van Lunsen, Chair of the Audit Committee
Kyle Lefkoff, Chair of the Compensation Committee
Carin M. Kutcipal, Esq., Hogan & Hartson LLP
Jarold B. Mittleider, KPMG LLP

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Pursuant to Rule 83 of the Freedom of Information Act